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                                                                     Exhibit 3.5

                              AMENDMENT OF BY-LAWS

     Section 3.2 of 3C1's By-Laws is amended to read as follows:

     3.2 NUMBER, ELECTION AND TERM OF OFFICE. The number of directors constituting the board of directors shall be seven. The number of directors may be changed by a resolution of the board of directors or the stockholders, but if changed no decrease in the number of directors shall reduce the term of any incumbent. Directors shall be elected at the annual meeting of stockholders, and each director shall hold office until his successor is elected or until his earlier death, resignation or removal. Despite the expiration of a director's term, the director shall continue to serve in office until the next meeting of stockholders at which directors are elected. Directors need not be stockholders of the Corporation.



                                                         Dated: October 1, 1998.